UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	Annual Report Pursuant To Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 1-9513 (CMS Energy Corporation)
Commission file number 1-5611 (Consumers Energy Company)
EMPLOYEES’ SAVINGS PLAN,
EMPLOYEE STOCK OWNERSHIP PLAN
AND DEFINED COMPANY CONTRIBUTION PLAN
OF CONSUMERS ENERGY COMPANY
One Energy Plaza
Jackson, Michigan 49201
(Full title of the Plan and address of the Plan, if
different from that of the issuer named below)
CMS ENERGY CORPORATION
One Energy Plaza
Jackson, Michigan 49201
(Name of Issuer of the Securities held
pursuant to the Plan and the address
of its principal executive office)

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Audited Financial Statements and Supplemental Schedule
December 31, 2006 and 2005 and
Year ended December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Employees’ Savings Plan, Employee Stock Ownership Plan and
   Defined Company Contribution Plan of Consumers Energy Company
We have audited the accompanying statements of net assets available for benefits of Employees’ Savings Plan, Employee Stock Ownership Plan and Defined Company Contribution Plan of Consumers Energy Company as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 22, 2007

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value:
Guaranteed investment contracts	$47,554,415	$71,482,839
Fidelity Managed Income Portfolio II	134,714,049	108,376,295
Comerica Small Cap Index Fund	5,652,796	4,430,138
Comerica Large Cap Growth Index Fund	13,094,734	11,831,512
Comerica Large Cap Value Index Fund	16,555,214	12,834,276
Comerica Midcap Index Fund	4,869,100	3,621,115
Comerica S&P 500 Index Fund	17,834,514	15,671,334
PIMCO Total Return Fund	9,258,456	6,871,368
Vanguard Inflation Protected Securities Fund	1,149,420	598,162
Calamos Growth Fund	61,620,930	62,637,949
Janus Mid Cap Value Fund	18,754,982	13,896,018
Fidelity Dividend Growth Fund	152,178,397	142,658,183
Fidelity Low Price Stock Fund	13,043,556	11,740,282
Fidelity Diversified International Fund	54,204,102	34,829,913
Fidelity Small Cap Stock Fund	18,748,634	15,289,122
Fidelity Freedom Income Fund	2,091,386	1,710,387
Fidelity Freedom 2000 Fund	88,509	1,358
Fidelity Freedom 2005 Fund	1,080,594	112,007
Fidelity Freedom 2010 Fund	7,297,097	5,563,136
Fidelity Freedom 2015 Fund	3,965,605	1,348,205
Fidelity Freedom 2020 Fund	8,405,926	5,735,221
Fidelity Freedom 2025 Fund	2,362,671	734,202
Fidelity Freedom 2030 Fund	3,125,468	1,399,452
Fidelity Freedom 2035 Fund	1,119,253	232,201
Fidelity Freedom 2040 Fund	3,171,322	1,503,321
Fidelity Freedom 2045 Fund	23,564	—
Fidelity Freedom 2050 Fund	110,529	—
CMS Energy Corporation Common Stock	181,767,829	168,766,700
Short term investments	588,682	370,103
Loans to participants	24,053,569	22,229,822

Total investments	808,485,303	726,474,621

Receivables:
Other receivables	433,270	526,691

	433,270	526,691

Liability
Other	62,933	200,783

Net assets available for benefits, at fair value	808,855,640	726,800,529
Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,455,574	601,757

Net assets available for benefits	$810,311,214	$727,402,286

See accompanying notes.

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions
Interest and dividend income	$5,128,927
Participant contributions	43,780,442
Employer contributions	16,767,342

Total additions	65,676,711

Deductions
Benefits payments, withdrawals and distributions	57,151,762
Administrative expenses	181,653

Total deductions	57,333,415

Net realized and unrealized appreciation in fair value of investments	74,565,632

Net increase	82,908,928

Net assets available for benefits:
Beginning of year	727,402,286

End of year	$810,311,214

See accompanying notes.

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Notes to Financial Statements
December 31, 2006 and 2005
and Year Ended December 31, 2006
1. Description of Plan
The following description of the Employees’ Savings Plan, Employee Stock Ownership Plan and Defined Company Contribution Plan of Consumers Energy Company (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan designed to encourage and assist employees of CMS Energy Corporation and its subsidiaries, which are at least 80% owned (the Company, CMS Energy or Employer) and have adopted the Plan in saving for the future. The Plan is a voluntary program that allows eligible participants to invest their contributions in various investment funds. All regular employees of the Company as defined by the Plan, may participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants in the Plan may elect to make pre-tax or after-tax contributions in amounts up to 50% of their eligible compensation (up to 25% prior to September 1, 2005), as defined by the Plan, subject to certain limitations as set forth in the Plan. If a participant’s annual salary is equal to or more than $100,000, the most that can be contributed by the Employer on behalf of the participant to the Plan on a pre-tax basis is 12.5% of their eligible compensation.
The Company provides matching Employer contributions in an amount equal to $.60 for each $1.00 contributed by a participant ($.50 for each $1.00 prior to September 1, 2005), up to a maximum of 6% of the participant’s eligible compensation. The Employer can also make discretionary contributions to the Plan, but did not elect to do so during 2006 or 2005.
All participant balances are eligible for reallocation at the discretion of the participant.
Effective September 1, 2004, the savings portion of the Plan was amended to provide that authorized but unissued shares of common stock of CMS Energy Corporation or other securities convertible to such common stock may be used to satisfy allocations elected by participants and matching Employer contributions.

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Notes to Financial Statements
1. Description of Plan (continued)
Contributions (continued)
Effective September 1, 2005, all new participants and participants formerly covered by the Cash Balance provisions of the Company’s pension plan began accruing benefits under the Defined Company Contribution Plan (DCCP) provisions of the Plan. Employees are eligible for participation in the DCCP after 180 days of employment. Under the DCCP, participants receive a company contribution of 5% of eligible compensation. Contributions are immediately vested and are allocated at the discretion of the participant.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, matching Employer contributions and allocations of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant’s account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in any matching Employer contributions is based on years of service. A participant becomes 10% vested for each of the first two years of service with the Company, and 20% for each of the next four years of service.
Participant Loans
Participants may borrow from their non-DCCP fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range up to five years for a general purpose loan or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid through payroll deductions.
Payment of Benefits
Upon termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account.
Forfeitures
Forfeitures result from matching Employer contributions and incentive contributions remaining in the Plan for terminated participants’ nonvested account balances. Forfeitures generated are added to a forfeiture reserve account and are available to offset matching Employer

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Notes to Financial Statements
1. Description of Plan (continued)
Forfeitures (continued)
contributions. Such amounts forfeited in 2006 and 2005 were $43,528 and $41,940, respectively, and are treated as a reduction of the Employer’s contribution. As of December 31, 2006, the cumulative unallocated forfeitures were $80,827; as of December 31, 2005 they were $200,410.
Plan Termination
Although it has not expressed the intention to do so, the Company has reserved the right to terminate the Plan at any time by resolution of its Board of Directors. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value except for the Stable Value Fund (benefit-responsive investment contracts), which is valued at contract value (Note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances.

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Notes to Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition (continued)
The Stable Value Fund has both investments in investment contracts (GICs) and investments in a commingled pool (MIP II).
Investments in insurance company investment contracts are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of the investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Investment in the MIP II are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.
Underlying debt securities in MIP II for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service. Pricing services use valuation matrices that incorporate both dealer-supplied valuations and valuation models. If prices are not readily available or do not accurately reflect fair value for a security, or if a security’s value has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded, that security may be valued by another method that the Trustee believes accurately reflects fair value. A security’s valuation may differ depending on the method used for determining value. Price movements in futures contracts and ADRs, market and trading trends, the bid/ask quotes of brokers and off exchange institutional trading may be reviewed in the course of making a good faith determination of a security’s fair value. Underlying short-term securities with remaining maturities of sixty days or less for which market quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, both of which approximate current value.
Investments in underlying commingled pools and open-end investment companies are valued at their net asset value each business day.

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Notes to Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
Payment of Benefits
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Benefits are recorded when paid.
Administrative Expenses
Expenses incurred in the operation of the Plan are paid by the Plan unless paid by the Company or the Participants. No expenses are paid from the trust unless such payment is permitted by law. Participants may incur administrative expenses related to loan administration, disbursements, or purchases and sale of CMS Energy Corporation Common Stock. Administrative expenses related to these transactions are paid directly from the corresponding participant’s Plan account.
Reclassifications
Certain items in the prior year’s financial statements have been reclassified to conform with the presentations used in 2006.
3. Investments
Fidelity Investments is the trustee and recordkeeper for the Plan.
During 2006, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation
in Fair Value
of Investments

Mutual funds	$50,619,821
CMS Energy Corporation Common Stock	23,945,811

$74,565,632

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Notes to Financial Statements
4. Investments in Common/Collective Trusts
Stable Value Fund
The Stable Value Fund consists of fully benefit-responsive investment contracts of GICs, synthetics and a commingled pool (MIP II). The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The wrap contracts in synthetics and the commingled pool (MIP II) are designed to maintain the contract value of the fund. Wrap contracts accrued interest using a formula called the “crediting rate”.
Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund’s current market value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future market value with the fund’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.
The crediting rate, and hence the fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund’s return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund’s return.
If the market value of the covered assets is lower then their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in NAV. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund’s return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund’s return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.
If the fund experiences significant redemptions when the market value is below the contract value, the fund’s yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund’s yield could be reduced to zero. If

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Notes to Financial Statements
4. Investments in Common/Collective Trusts (continued)
Stable Value Fund (continued)
redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.
The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:
•	The plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.

•	The establishment of a defined contribution plan that competes with the plan for employee contributions.

•	Any substantive modification of the plan or the administration of the plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the plan.

•	Any change in law, regulation or administrative ruling applicable to the plan that could have a material adverse effect on the fund’s cashflow.

•	Merger or consolidation of the plan with another plan, the transfer of plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor.

•	Any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

•	Exclusion of a group of previously eligible employees from eligibility of the plan.

•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the fund directly to a competing option.
At this time, the occurrence of any of these events is not probable.
A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the investment manager may elect to keep the wrap contract in place until such time as the market value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if the investment manager’s investment management authority over

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Notes to Financial Statements
4. Investments in Common/Collective Trusts (continued)
Stable Value Fund (continued)
the fund is limited or terminated as well as if all of the terms of the wrap contact fail to be met. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.
The adjustments from fair value to contract value for fully benefit-responsive investment contracts (Stable Value Fund) are $1,455,574 and $601,757 as of December 31, 2006 and 2005 respectively. The details of the adjustments are as follows:

	December 31, 2006			December 31, 2005
	Contract	Fair	Adjustment	Contract	Fair	Adjustment
	Value	Value	(CV — FV)	Value	Value	(CV — FV)
Investment Contracts:
GICs:
Prudential 5.40% due 11/15/06				$12,486,225	$12,556,102	($69,877)
Prudential 5.70% due 11/15/07	$20,035,900	$20,091,731	($55,831)	18,955,440	19,251,786	(296,346)
Principal 6.18% due 11/14/06				13,217,587	13,377,025	(159,438)
Principal 6.28% due 05/14/07	14,109,304	14,150,868	(41,564)	13,275,596	13,535,738	(260,142)
Principal 5.85% due 01/30/08	13,242,381	13,311,816	(69,435)	12,510,516	12,762,188	(251,672)

Total of investment contracts	47,387,585	47,554,415	(166,830)	70,445,364	71,482,839	(1,037,475)

POOL — MIP II Class 3	136,336,453	134,714,049	1,622,404	110,015,527	108,376,295	1,639,232

Total of Stable Value Fund	$183,724,038	$182,268,464	$1,455,574	$180,460,891	$179,859,134	$601,757

Average Yields — Stable Value Fund

	2006	2005
Based on market value spot yield	5.20%	4.78%
Based on contract value spot yield	4.83%	4.57%
5. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits as reported in the plan financial statements to the Form 5500:

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Notes to Financial Statements

	December 31
	2006	2005

Net assets available for plan benefits as reported in the plan financial statements	$810,311,214	$727,402,286
Adjustments from contract value to fair value for the MIP II Class 3	1,622,404	1,639,232

Net assets available for plan benefits as reported in the Form 5500	$808,688,810	$725,763,054

The following is a reconciliation of net investments gain (loss) from investments:

Year Ended
December 31, 2006

Interest and dividends from investment	$5,128,927
Net realized/unrealized appreciation from investment accounts	74,565,632

Net investment gain from investments as reported in the financial statements	79,694,559

Adjustments from contract value to fair value for for the MIP II Class 3	16,828

Net investment gain from investments as reported in the Form 5500	$79,711,387

6. Lawsuit Settlements
ERISA Lawsuit
The Company was a named defendant, along with Consumers, CMS MST and certain named and unnamed officers and directors, in two lawsuits, filed in July 2002 in the U.S. District Court for the Eastern District of Michigan, brought as purported class actions on behalf of participants and beneficiaries of the Plan. Plaintiffs alleged breaches of fiduciary duties under ERISA and sought restitution on behalf of the Plan with respect to a decline in value of the shares of the Company’s common stock held in the Plan, as well as other equitable relief and legal fees. On March 1, 2006, the Company and Consumers reached an agreement, subject to court and independent fiduciary approval, to settle the lawsuits. The settlement agreement required a $28 million cash payment by the Company’s primary insurer that will be used to pay Plan participants and beneficiaries for alleged losses, as well as any legal fees and expenses. In addition, the Company agreed to certain other steps regarding administration of the Plan. A hearing on the final

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Notes to Financial Statements
6. Lawsuit Settlements (continued)
ERISA Lawsuit (continued)
approval of the settlement was held on June 15, 2006. On June 27, 2006, the Judge entered the Order and Final Judgment approving the proposed settlement with minor modifications. The settlement proceeds, net of attorneys’ fees and expenses, were disbursed to the Plan for distribution by the Plan’s trustee in accordance with the Amended Plan of Allocation. On April 13, 2007, net proceeds of $20,049,761 were allocated to participant accounts.
Securities Class Action Lawsuits
Beginning in May 2002, a number of complaints were filed against CMS Energy Corporation (CMS Energy), Consumers Energy Company (Consumers) and certain officers and directors of CMS Energy and its affiliates in the United States District Court for the Eastern District of Michigan. The cases were consolidated into a single lawsuit (the “Shareholder Action”), which generally seeks unspecified damages based on allegations that the defendants violated United States securities laws and regulations by making allegedly false and misleading statements about CMS Energy’s business and financial condition, particularly with respect to revenues and expenses recorded in connection with round-trip trading by CMS Marketing, Services and Trading Company (MST). In March 2006, Judge Steeh conditionally certified a class consisting of “all persons who purchased CMS Energy Common Stock during the period of October 25, 2000 through and including May 17, 2002 and who were damaged thereby.” Judge Steeh excluded from the class purchasers of CMS 8.75% Adjustable Convertible Securities (“ACTS”). Subsequently, a separate lawsuit was filed on behalf of the holders of the ACTS. On January 3, 2007, CMS Energy and other parties entered into a Memorandum of Understanding (the “MOU”), subject to court approval, regarding settlement of the two class action lawsuits. In order to facilitate the settlement, Judge Steeh arranged to have the separate ACTS lawsuit transferred to his court so that it may be incorporated into the overall settlement. The settlement was approved by a special committee of independent directors and by the full board of directors of CMS Energy. Both judged that it was in the best interests of shareholders to eliminate this business uncertainty. The parties executed a Stipulation and Agreement of Settlement dated May 22, 2007 (“Stipulation”) incorporating the terms of the MOU. Under the terms of the Stipulation, the litigation will be settled for a total of $200 million, including the cost of administering the settlement and any attorney fees the court awards. The Stipulation provides that the Plan may submit a Proof of Claim on behalf of the Plan for (i) the Plan’s settlement class period (defined as October 25, 2000 through March 31, 2003) transactions or (ii) for Plan participants’ settlement class period transactions made through the Plan in common stock, of Plan participants who, had such Plan transactions been made directly by the participant, would otherwise qualify as settlement members. Under the plan of allocation proposed by class counsel, the recognized claim amount on any claim submitted by the Plan shall be reduced by 20% as an offset in recognition of the $28 million settlement in the In re CMS Energy ERISA Litigation, Case No. 02-72834. On May 20, 2007, plaintiffs filed a “Motion for Order

Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
Notes to Financial Statements
6. Lawsuit Settlements (continued)
Securities Class Action Lawsuits (continued)
Preliminarily Approving Stipulation and Agreement of Settlement.” On June 7, 2007, Judge Steeh entered a “Preliminary Order in Connection with Settlement Proceedings and Proposed Class Certification,” in which he preliminarily approved the Stipulation and scheduled the settlement fairness hearing for September 6, 2007. At the present time, no determination has been made as to participation in the proposed settlement for CMS Energy shares purchased by Plan participants during the class period.
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 24, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in statements of net assets available for benefits.
9. Subsequent Events
Effective November 1, 2007, the CMS Energy Corporation Common Stock Fund and the Fidelity Dividend Growth Fund will be eliminated from the Plan. Additional investments into the two funds were discontinued effective May 1, 2007. Between May 1, 2007 and October 31, 2007, participants may elect to divest any holdings in such Funds and reallocate the proceeds into any remaining Fund choices. Effective November 1, 2007, any remaining holdings in the Fidelity Dividend Growth Fund will be liquidated and reallocated into the Comerica S&P 500 Index Fund. Effective November 1, 2007, any remaining holdings in the CMS Energy Corporation Common Stock Fund will be liquidated and reallocated based on the participants’ current election for the investment of the employee contributions.

Supplemental Schedule
Employees’ Savings Plan, Employee Stock Ownership Plan
and Defined Company Contribution Plan of Consumers Energy Company
EIN: 38-0442310     Plan Number: 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2006

			Contract
	Description of Investment Including		or
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

Principal Mutual Life Insurance Company	6.28% Matures 05/14/2007		14,109,304
Principal Mutual Life Insurance Company	5.85% Matures 01/30/2008		13,242,381
The Prudential Mutual Life Insurance Company	5.70% Matures 11/15/2007		20,035,900

* Fidelity Investments	Fidelity Managed Income Portfolio II		136,336,453
	Fidelity Dividend Growth		152,178,397
	Fidelity Low Price Stock Fund		13,043,556
	Fidelity Diversified International Fund		54,204,102
	Fidelity Small Cap Stock Fund		18,748,634
	Fidelity Freedom Income Fund		2,091,386
	Fidelity Freedom 2000 Fund		88,509
	Fidelity Freedom 2005 Fund		1,080,594
	Fidelity Freedom 2010 Fund		7,297,097
	Fidelity Freedom 2015 Fund		3,965,605
	Fidelity Freedom 2020 Fund		8,405,926
	Fidelity Freedom 2025 Fund		2,362,671
	Fidelity Freedom 2030 Fund		3,125,468
	Fidelity Freedom 2035 Fund		1,119,253
	Fidelity Freedom 2040 Fund		3,171,322
	Fidelity Freedom 2045 Fund		23,564
	Fidelity Freedom 2050 Fund		110,529
	Short Term Investments		588,682

* CMS Energy Corporation	Common Stock of CMS Energy Corporation		181,767,829

Comerica Bank, N.A.	Comerica Small Cap Index Fund		5,652,796
	Comerica Large Cap Growth Index Fund		13,094,734
	Comerica Large Cap Value Index Fund		16,555,214
	Comerica Midcap Index Fund		4,869,100
	Comerica S&P 500 Index Fund		17,834,514

Calamos Asset Management, Inc.	Calamos Growth Fund		61,620,930
Pimco	Pimco Total Return Fund		9,258,456
Berger Financial Group, LLC	Janus Mid Cap Value Fund		18,754,982
Vanguard	Vanguard Inflation Protected Securities Fund		1,149,420

* Participant Loans	Interest rate range: 3.00% to 8.75% with various maturity dates		24,053,569

		$—	$809,940,877

*	Party-in-interest.
Note: Historical cost information is not shown as all investments are participant-directed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ SAVINGS PLAN, EMPLOYEE STOCK OWNERSHIP PLAN AND DEFINED COMPANY CONTRIBUTION PLAN OF CONSUMERS ENERGY COMPANY
By:	/s/ Laura L. Mountcastle
Laura L. Mountcastle
Plan Administrator and Vice President, Investor Relations and Treasurer CMS Energy Corporation and Consumers Energy Company Dated: June 28, 2007

EXHIBIT

Exhibit Number	Description

(23)	Consent of Independent Registered Public Accounting Firm